Exhibit 99.1

MTS Announces on an asset purchase agreement

RA'ANANA, Israel / River Edge, NJ, USA – June 19, 2018 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, announced today that its subsidiary, Vexigo Ltd., entered into an agreement to sell certain of its assets to an unaffiliated third party. The consideration for the sale of assets is $250,000 receivable in three (3) installments. The first installment of $100,000 was received during June 2018 and installments of $75,000 each will be received within three and six months of June, 2018. The future payments are subject to reduction under certain circumstances.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar

Interim CFO

Tel: +972-9-7777-540

Email: ofira.bar@mtsint.com